RUB A DUB SOAP, INC.
                           No. 177, Chengyang Section
                              308 National Highway
                             Danshan Industrial Area
                              Qingdao, China 200109


                                                              April 23, 2008


By EDGAR Transmission and by Hand Delivery
------------------------------------------

Mindy Hooker
Tricia Armelin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549


         RE:  Rub A Dub Soap, Inc.
              Form 10K-SB for the fiscal year ended May 31, 2007
              Form 8-K Filed November 14, 2007
              File No. 0-52142


Dear Ms. Hooker:

         On behalf of Rub A Dub Soap, Inc. ("RUBD" or the "Company"), we are providing the following responses to comments of the Staff (the "Staff") of the Securities and Exchange Commission contained in the letter from the Staff dated March 17, 2008 ("Comment Letter") regarding the above-referenced Form 10-KSB and Form 8-K.

         Set forth below are the Company's responses to the Staff's comments. To assist your review, we have retyped the text of the Staff's comments in italics below.

General
-------

1. We have reviewed your response to our prior comment number two from our letter dated January 29, 2008. Please clarify for us if the acquired subsidiaries operated under common control in all financial periods presented prior to their acquisition in August 2007. If the subsidiaries did not operate under common control, please tell us why you believe it is appropriate to present their results on a combine basis.

Response:

The Company hereby confirms that its subsidiaries, Qingdao Free-Trading Zone Sentaida International Trade Co., Ltd., or FTZ Sentaida, Qingdao Sentaida Tires Co., Ltd., or Sentaida Tires, and Zhongsen Holdings Co., Ltd., or Zhongsen Holdings (the "Acquired Subsidiaries"), were operated under common control during the financial periods presented in the above-referenced Form 10-KSB and Form 8-K.

Mindy Hooker
Page 2 of 3
April 23, 2008

Zhongsen International Company Group Limited was incorporated under the laws of Hong Kong on July 19, 2007, and in August 2007, it acquired the Acquired
Subsidiaries. Prior to the acquisitions in August 2007, the Acquired Subsidiaries all had the same key management members, including our CEO, Long Qin, and CFO, Junbao Liang. As a result, for accounting purposes, the Acquired Subsidiaries were operated under common control during the financial periods presented.

We understand and agree that:

          - RUBD is responsible for the adequacy and accuracy of the disclosures in the filings.

          - RUBD's comments or changes to disclosures in response to the Staff's comments do not foreclose the Commission from taking any action on the filings.

          - RUBD may not assert the Staff's comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

         If you would like to discuss the Form 10KSB or Form 8K or if you would like to discuss any other matters, please contact Scott Kline, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at
(415) 369-7166.


                                           Sincerely,

                                           RUB A DUB SOAP, INC.


                                           By:  /s/ Long Qin
                                           -------------------------------------
                                           Long Qin
                                           President and Chief Executive Officer






CC:      Scott Kline, Esq.
         (415) 369-7166